EDAP TMS S.A. ANNOUNCES IT WILL ADD THREE NEW DIRECTORS TO ITS BOARD
-- An Eminent Urologist, A Renown Oncologist and a Healthcare Expert --

Vaulx-en-Velin, France, October 22, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today is pleased to announce that it will appoint three new members to its board of directors, in addition to its current five member board.

The nominees to the board are: Professor Guy Vallancien, a recognized worldwide urologist, Doctor Karim Fizazi, an oncologist who taught at well known cancer centers in Villejuif, France and in Houston, Texas, and Mr. Olivier Missoffe, Chairman & CEO of a major French healthcare services corporation.

Professor Guy Vallancien is Professor of Urology and Chief of the Urology Department at the Institut Mutualiste Monsouris (Paris, France). He is a member of the Executive Committee of the French Urological Association (AFU) and a Member of the European and International Urological Association. He has been on EDAP scientific advisory board since 1996.

Doctor Karim Fizazi is Assistant Professor in Medical Oncology at Institut Gustave Roussy (IGR) in Villejuif, France, which is the biggest cancer center in Europe. He was visiting Assistant Professor, Genitourinary Medical Oncology Department, MD ANDERSON Cancer Center in Houston, Texas, for 18 months. His Residency included Institut Curie in Paris.

Mr. Olivier Missoffe is Chairman and CEO of Société Services et Santé (SES) with over 3,000 employees providing services and support to Hospitals and Clinics. He is advisor to the Executive Board of the major French healthcare group 'Générale de Santé'. He knows EDAP well having been its CEO until 1996.

Philippe Chauveau quotes: "'Business' board members and 'scientific' board members in the same board are neither usual nor traditional. We already have a scientific advisory board at EDAP. I am looking for recognized scientific individuals who are not only "traditional" but keen to be involved in the business strategy of EDAP. The company, at board level, needs directors to forward-drive the strategic positioning of EDAP and HIFU versus other technologies, as well as widen EDAP's HIFU therapeutic areas, and for EDAP to be recognized both in Urology and Oncology".

This addition of three members to the board is expected to be ratified at the ordinary shareholders meeting to be convened on November 26, 2002, according to French law.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.